EXHIBIT 99.1

Equinox Gold Reports Third Consecutive Quarter of Record Results with 128,400 Ounces of Gold Sold and Earnings from Mine Operations of $98 Million all dollar figures in US dollars, unless otherwise indicated

VANCOUVER, BC, Nov. 9, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to report its third quarter 2020 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis for the three and nine months ended September 30, 2020 are available for download on SEDAR, on EDGAR and on the Company's website.

The Company will host a conference call and webcast today commencing at 8:00 am PT (11:00 am ET) to discuss third quarter results and upcoming milestones. Further details are provided at the end of this news release.

"Equinox Gold again delivered record results with more than 128,000 ounces of gold sold, $98 million in earnings from mine operations and adjusted net income of $39 million," said Christian Milau, Chief Executive Officer. "Proactive COVID-19 testing and enhanced health and safety protocols have allowed us to safely operate our mines while protecting both the health and economic wellbeing of our workforce and local communities. Unfortunately, a community blockade has temporarily suspended operations at Los Filos. We have been meeting with the community to understand and discuss their concerns and continue to seek a long-term solution so Los Filos can resume normal operations and continue to provide benefits to all stakeholders.

"We continue to deliver on our organic growth projects, which will bring additional production and cash flow to the Company. We commenced production at our seventh gold mine in October with first gold pour at Castle Mountain, and advanced the Castle Mountain Phase 2 expansion study with results expected in Q1 2021. We have also commenced full construction of the Santa Luz project in Brazil, which will add 100,000 ounces of annual gold production for an initial 9.5-year mine life."

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

Operational and financial

  Produced 124,867 ounces ("oz") and sold 128,437 oz of gold
  Proactive response to COVID-19 global pandemic, including widespread testing of the workforce
  Completed more than 3.2 million work hours with two lost-time injuries across all sites
  Earnings from mine operations of $97.7 million
  Net income of $11.8 million or $0.05 per share
  Adjusted net income of $39.3 million(1,2) or $0.16 per share(1,2) after adjusting for non-cash expenses
  Mine cash costs of $866/oz(1) and mine AISC of $1,035/oz(1,3)
  Cash flow from operations before changes in working capital of $89.6 million ($61.3 million after changes in working capital)
  Adjusted EBITDA of $99.4 million(1,2)
  Expenditures of $19.3 million in sustaining capital and $13.5 million in expansion capital
  All mines operating in line with guidance except for Los Filos, where mining activities have been temporarily suspended since September 3, 2020 as the result of a community blockade

Corporate

  Cash and cash equivalents (unrestricted) of $310.7 million at September 30, 2020
  Net debt(1) of $232.4 million at September 30, 2020, which includes $254.0 million of in-the-money convertible notes
  - Repaid $200 million of revolving credit facility
  Promoted Doug Reddy from EVP Technical Services to Chief Operating Officer

Construction and development
Castle Mountain

  Completed construction and commissioning of Castle Mountain Phase 1 Mine with no lost-time incidents
  - Ramp-up ongoing with full commercial production expected in Q4 2020
  Phase 2 feasibility study targeted for completion in Q1 2021

Los Filos

  Guadalupe open pit and Bermejal underground development activities proceeded for July and August but were temporarily suspended on September 3, 2020 as the result of a community blockade
  Optimization study for new carbon-in-leach plant, heap leach expansion, updated mine planning and a Mineral Reserve and Mineral Resource update targeted for completion in early 2021

Santa Luz

  Advanced early works construction activities, construction cost estimates and engineering for the retrofit and refurbishment of existing infrastructure in order to recommence production

Aurizona

  Advanced underground drilling and technical studies to support a prefeasibility study for the potential to develop an underground mine to complement the existing open-pit mine

RECENT DEVELOPMENTS

  Received Board of Directors approval to commence full construction of the Santa Luz project, with an approved construction budget of $103 million and expected gold pour in Q1 2022
  Poured first gold at Castle Mountain Phase 1 Mine
  Increased Mesquite Mineral Reserves by 28% and Measured & Indicated Mineral Resources by 94%
  Withdrew Los Filos production and cost guidance; guidance for other mine sites remains unchanged
  Announced changes to the Board of Directors, with Dr. Sally Eyre joining the Board of Directors and Mr. Peter Marrone stepping down
  Investment in Solaris Resources Inc. (TSX-V: SLS) accounted for as an equity investment; the Company holds 25.8 million common shares with a market value of approximately C$126 million(4) at October 30, 2020
______________________

[1]	Mine cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted earnings per share and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
[2]	Primary adjustments were $8.6 million loss on the change in fair value of share purchase warrants and $10.2 million unrealized loss on the change in fair value of gold hedge contracts.
[3]	Consolidated AISC per oz sold excludes corporate general and administration expenses.
[4]	Based on closing share price on October 30, 2020 of C$4.90 per share.

MANAGING COVID-19

Equinox Gold continues to proactively manage issues related to the COVID-19 pandemic to help protect the health, safety and economic wellbeing of its workforce and local communities. Designated site teams continue to respond to daily changes, circumstances and directives of government and health authorities, and maintain open communication with the Company's workforce, community leaders and local health providers to develop and share strategies to manage COVID-19. The Company has initiated routine COVID-19 testing at all of its sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. Additional information regarding Equinox Gold's COVID-19 response plan, preventive measures taken to date and the potential impact on operations is available in the Q3 2020 management's discussion and analysis and on the Company's website at www.equinoxgold.com.

OPERATING AND FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

		Three months ended			Nine months ended
Operating data	Unit	Sep 30, 2020(1)	Jun 30, 2020(2)	Mar 31, 2020(2)	Sep 30, 2020(1)
Gold produced	oz	124,867	127,016	88,951	340,834
Gold sold	oz	128,437	125,824	82,629	336,891
Realized gold price	$/oz	1,899	1,712	1,574	1,748
AISC per oz sold(3,4)	$/oz	1,035	950	994	993

Financial data
Revenue	M$	244.5	215.4	130.0	589.9
Earnings from mine operations	M$	97.7	78.0	41.7	217.4
Net income (loss)	M$	11.8	(66.9)	10.5	(44.5)
Earnings (loss) per share	$/share	0.05	(0.29)	0.08	(0.22)
Adjusted EBITDA(4)	M$	99.4	77.4	46.4	223.2
Adjusted net income(4)	M$	39.3	19.1	13.4	71.9
Adjusted earnings per share(4)	$/share	0.16	0.08	0.09	0.35

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	310.7	494.1	303.1	310.7
Net debt(4)	M$	232.4	244.3	446.8	232.4
Operating cash flow before changes in working capital	M$	89.6	59.9	20.3	169.8

(1)	Results for the three and the nine months ended September 30, 2019 are not presented as they are not readily comparable. During the three and nine months ended September 30, 2019, the Company had only the Mesquite and Aurizona mines in operation, with the Aurizona mine commencing commercial production on July 1, 2019. On March 10, 2020, the Company added four additional operating mines acquired through the Leagold Merger.
(2)	As at September 30, 2020, the Company adjusted the fair values of heap leach inventory, mineral properties, plant and equipment and deferred tax liabilities in the Leagold purchase price allocation to reflect an updated estimate of conversion costs for heap leach inventory and useful lives of certain plant and equipment at Los Filos as of the acquisition date. The Company has updated financial results for the periods impacted. Net loss for Q2 2020 increased by $8.2 million and net income for Q1 2020 decreased by $0.4 million from previously reported figures. AISC per oz sold in Q2 2020 and Q1 2020 increased by $50 and $26, respectively, from previously reported figures.
(3)	Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)	AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted earnings per share and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

SELECTED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019(1)
Revenue	$ 244.5	$ 91.9	$ 589.9	$ 162.7
Operating expenses	(110.4)	(49.9)	(284.4)	(98.1)
Depreciation and depletion	(36.4)	(11.2)	(88.1)	(19.2)
Earnings from mine operations	97.7	30.8	217.4	45.4
Care and maintenance	(12.1)	-	(31.2)	-
Exploration	(2.9)	(0.9)	(9.5)	(7.0)
General and administration	(8.1)	(3.3)	(24.7)	(10.1)
Income from operations	74.6	26.5	152.0	28.2
Other expense	(51.7)	(14.9)	(147.8)	(35.7)
Net income (loss) before taxes	22.9	11.6	4.2	(7.5)
Tax expense	(11.1)	(3.5)	(48.7)	(4.3)
Net income (loss) and comprehensive income (loss)	11.8	8.1	(44.5)	(11.8)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	0.05	0.07	(0.22)	(0.09)

(1)	During the three and nine months ended September 30, 2019, the Company had only the Mesquite and Aurizona mines in operation, with the Aurizona mine commencing commercial production on July 1, 2019. During the nine months ended September 30, 2020, it had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the Leagold Merger.

Increased revenue and earnings are due primarily to an increase in realized gold price and also increased gold ounces sold as the result of acquiring the Leagold mines in March 2020. Sales from the acquired sites contributed 139,260 oz for the period from acquisition on March 10, 2020 to September 30, 2020, generating revenue of $247.4 million. The Company's realized gold price also increased to $1,899 per oz in Q3 2020 from $1,475 per oz in Q3 2019. For the nine months ended September 30, 2020, the increase in revenue is also partly attributed to a full nine months of production from Aurizona, which commenced operations on July 1, 2019. Care and maintenance is comprised primarily of expenditures associated with the temporary suspension and subsequent ramp-up costs at Los Filos, RDM and Pilar during Q2 2020 due to the COVID-19 pandemic, and with the temporary suspension of operations at Los Filos during Q3 2020 as the result of a community blockade. Also included in care and maintenance is $5.4 million of costs associated with mine development activities that would otherwise have been capitalized had development activities not been suspended due to COVID-19 and to the community blockade.

Other expense for Q3 2020 was largely driven by non-cash losses of $10.2 million on the change in fair value of gold hedge contracts that were acquired as part of the Leagold Merger as the result of an increase in the gold price, and by non-cash losses of $8.6 million on the change in fair value of share purchase warrants as the result of an increase in the Company's share price. The Company's share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars, which differs from the Company's US dollar functional currency. Accordingly, the Company's share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss.

Additional information regarding the Company's financial results and activities underway at the Company's projects are available in the Company's Q3 2020 Financial Statements and accompanying management's discussion and analysis for the three and nine months ended September 30, 2020, which are available for download on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a live conference call and webcast today commencing at 8:00 am PT (11:00 am ET) to discuss the Company's third quarter results and upcoming milestones. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until May 9, 2021.

Dial-in and login details

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610 International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company with seven operating gold mines, construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from its pipeline of growth projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS

Non-IFRS measures

This news release refers to mine cash costs per ounce sold, all-in sustaining costs ("AISC"), AISC per ounce sold, adjusted EBITDA, adjusted net income, adjusted earnings per share, net debt and sustaining and expansion capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of the Company's Management's Discussion and Analysis for the period ended June 30,2020, for a more detailed discussion of these non-IFRS measures and their calculation.

Technical information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have approved the technical information in this document.

Forward-looking statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to the Company's operations; the duration, extent and other implications of the community blockade at Los Filos; the strategic vision for the Company and expectations regarding expanding production capabilities; future financial or operating performance; Equinox Gold's production and cost guidance; conversion of Mineral Resources to Mineral Reserves; and the Company's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "will", "continue", "look forward", "objective", "expected", "expectations", "potential", "estimate", and similar expressions and phrases or statements that certain actions, events or results "may", "could" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; development at Los Filos, Castle Mountain, Santa Luz and Aurizona being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; the Company's Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. The Company's updated guidance included in this news release about its expectations for the remainder of 2020 is based on the Company's current understanding of the pandemic and its impact on operations and may prove to be incorrect. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 for the year-ended December 31, 2019 and its Annual Information Form dated May 13, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: EQUINOX GOLD CONTACTS: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:06e 09-NOV-20